

September 5, 2023

Emilio Cañavate
Chief Financial Officer
Turbo Energy, S.A.
Plaza de América
Number 2, 4B
València, Spain 46004

> **Re: Turbo Energy, S.A.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed August 28, 2023**
> **File No. 333-273198**

Dear Emilio Cañavate:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2023 letter.

Registration Statement on Form F-1 filed on August 28, 2023

Exhibits

1. We note that Titan Partners Group has joined as an underwriter to this transaction and will be the representative for the underwriters. However, the form of Underwriting Agreement references only Boustead Securities as sole underwriter and representative. Please provide the Underwriting Agreement with Titan Partners Group LLC.

Emilio Cañavate
Turbo Energy, S.A.
September 5, 2023
Page 2

   You may contact Eiko Yaoita Pyles at 202-551-3587 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Erin Purnell at 202-551-3454 with any other questions.

                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing

cc: Louis A. Bevilacqua